FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Monday 4 October 2010, London UK - LSE announcement

GSK takes minority stake in newly formed Convergence Pharmaceuticals

GlaxoSmithKline plc (GSK) today announced that it has taken an 18% minority equity stake in Convergence Pharmaceuticals Limited, a new biotechnology company that will focus on the development of new analgesic compounds. Convergence Pharmaceuticals, which was officially launched today, recently raised around $35.4 million in Series A financing from a syndicate of leading European and US life science investors.

Under the terms of the agreement, Convergence Pharmaceuticals has acquired two clinical stage assets from GSK together with rights to certain earlier stage compounds and contributions in kind. In return, Convergence Pharmaceuticals has issued shares to GSK to the value of $4.7 million. These two clinical stage compounds, formerly GSK1014802 and GSK2197944, target voltage-gated ion channels. GSK will also be eligible to receive additional shares on completion of asset milestones. In addition, GSK has taken up an observer role on the board of Convergence Pharmaceuticals.

S M Bicknell
Company Secretary

4 October 2010

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 04, 2010

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc